Linktone Reports Record Revenues and Sequential Increase in GAAP Net Income for Second
Quarter 2006

Company also provides Further Guidance regarding the Wireless Services Market in China

SHANGHAI, China, August 17, 2006 — Linktone Ltd. (NASDAQ: LTON), a leading provider of wireless interactive entertainment services in China, today announced its unaudited financial results for the three months ended June 30, 2006.

Highlights for the Second Quarter

•	Record revenues of $23.3 million, up from $23.0 million in the first quarter of 2006 and an increase of 33% from $17.5 million in the second quarter of 2005. This represents the fifth consecutive quarter of revenue growth for the Company.

•	GAAP net income of $3.1 million, up 32% from $2.3 million in the first quarter of 2006 and down 17% from $3.7 million in the second quarter of 2005.

•	GAAP net income per fully diluted American Depositary Share (ADS) of $0.12, compared with $0.09 for the first quarter of 2006 and $0.14 for the second quarter of 2005.

•	Non-GAAP net income of $3.5 million, compared with $3.5 million in the first quarter of 2006 and down 19% from $4.3 million in the second quarter of 2005.

•	Non-GAAP net income per fully diluted ADS of $0.13 compared with $0.13 in the first quarter of 2006 and $0.15 in the second quarter of 2005.

•	The Company reported a total increase in Java, MMS, WAP, IVR and CBRT revenue in the second quarter to $9.8 million from $7.5 million for the first quarter of 2006.

Chief Executive Officer Michael Li stated, “We are pleased to be able to report quarter to quarter sequential net income growth of 32% for the second quarter as well as achieving record revenues. China’s wireless market remains at an early stage of development. Recent policy changes represent growing pains that investors should expect as the wireless market evolves, and a smaller group of focused market leaders emerges. We are confident that Linktone can play a leading role in this enormous market opportunity.”

Chief Financial Officer Colin Sung added, “We believe we are well positioned to emerge from the near term challenges in a stronger competitive position. Due to our restructuring undertaken earlier this year, we have and will continue to put effective cost controls in place in view of near term revenue volatility.”

Michael Li further added, “Linktone has flourished under similar challenges in the past by remaining true to its vision of being a focused pioneer in the wireless sector. The demand for wireless services by Chinese consumers will continue to grow from today’s levels, and Linktone’s focus as this market evolves will help to ensure its leadership position.”

Second Quarter Revenue Mix

Linktone’s second quarter revenue mix continued to show steady diversification across multiple wireless product areas including data-related services (SMS, MMS, WAP, and Java) and audio-related services, (IVR and CBRT), resulting in the record gross revenues for the second quarter.

Data related services revenue remained unchanged at $16.9 million, representing 72% of total revenues. Revenue growth related to WAP, MMS and Java services outpaced that of SMS services, primarily due to a reallocation of marketing resources from SMS to non-SMS services. Breakdowns are as follows:

•	Short Messaging Services (SMS) revenue represented 56% of total gross revenues, compared to 65% for the first quarter of 2006. This represents a decrease to $13.1 million, from $14.9 million.

•	Multimedia Messaging Services (MMS) increased to 7% of total gross revenues from 4% for the first quarter of 2006 rising to $1.6 million from $0.9 million.

•	Wireless Application Protocol (WAP) represented 4% of total gross revenues versus 4% for the first quarter of 2006, rising to $1.0 million from $0.9 million.

•	Java gaming (Java) increased to 5% of total gross revenues from 3% for the first quarter of 2006, rising to $1.2 million, from $0.6 million.

Audio related services overall increased 17% to $6 million from $5.1 million for the first quarter of 2006, representing 26% of total revenues. The revenue growth was primarily due to the strong demand for Linktone’s IVR services resulting from marketing programs and enhanced content offerings. Breakdowns are as follows:

•	Interactive Voice Response services (IVR) increased to 16% of total gross revenues from 13% for the first quarter of 2006, rising to $3.7 million from $3.1 million.

•	Color Ring-Back Tones (CBRT) increased to 10% of total gross revenues from 9% for the first quarter of 2006, rising to $2.3 million from $2.0 million.

Margins, Expenses and Balance Sheet

Linktone was able to generate greater margin expansion in the second quarter as a direct result of the cost and restructuring efforts undertaken in the first quarter. Key operating benchmarks and balance sheet items for the second quarter of 2006 include the following:

•	Gross margin was 63% of net revenues, or gross revenues minus business tax, compared with 61% for the first quarter of 2006 and 66% for the second quarter of 2005. The sequential increase was due primarily to the diversification of our product portfolio.

•	Operating margin was 12% of net revenues, compared with 10% for the first quarter of 2006 and 19% in the second quarter of 2005. The sequential increase was due primarily to increased revenues and the restructuring initiatives implemented in the first quarter of 2006.

•	Operating expenses totaled $11.3 million, unchanged compared with the first quarter of 2006 and compared with $7.8 million for the second quarter of 2005.

•	Selling and marketing expenses were $6.8 million, compared with $5.3 million for the first quarter of 2006 and $3.4 million for the second quarter of 2005. The Company attributes the increase to the promotion of new products across an increased number of channels as well as increased expenditures on media advertising.

•	Product development expenses were $1.8 million, compared with $2.3 million for the first quarter of 2006 and $1.5 million for the second quarter of 2005. The sequential decrease was due to a provision charge in connection with Linktone’s restructuring plan during the first quarter of 2006.

•	Other general and administrative expenses were $2.7 million, compared with $3.7 million for the first quarter of 2006 and $2.9 million for the second quarter of 2005. The sequential decrease was primarily due to staff severance costs incurred in the first quarter of 2006 as part of Linktone’s cost restructuring plans, which did not occur in the second quarter.

•	Stock-based compensation charges were reclassified in the same line items as cash compensation paid to the same employees, according to the guidance provided under SAB 107. Similarly, comparatives of all expense categories for the prior quarter, the second quarter of 2005 and the first six months of 2005 and 2006 mentioned above and in the attached financial statements have been reclassified accordingly.

•	Cash and cash equivalents, as well as short-term investments available for sale totaled $61.8 million, compared with $65.4 million for the first quarter of 2006. Cash flow generated from operations totaled $3.5 million, but the decrease was due to investment activities related to our share buyback program and payments for business acquisitions.

•	Days of sales outstanding (DSOs), the average length of time required for the Company to receive payment for services delivered, were 104 days as of the end of the second quarter, compared with 98 days at March 31, 2006.

Recent Business Highlights

Linktone has proven to be a pioneer in the development and promotion of successful interactive television programming initiatives. In addition, Linktone continues to broaden its portfolio of proprietary content and content acquired via partnerships to deliver new services to the market. Examples of this include:

•	Launch of three new Java games: “Counterstrike”, “Guilty Gear X” and “Hammer and Sickle”. Linktone has entered into an agreement to launch a wireless Java version of the popular MMORPG game “Counterstrike” from its mobile version developer, Gratelsoft Shanghai. Other games launched include “Guilty Gear X” also licensed from Gratelsoft and “Hammer and Sickle”, licensed from Cooes Qingdao.

•	Release of “BTPig” proprietary animation content. Linktone has begun to release graphic, video and audio related services based on in-house developed “BTPig”, an animated cartoon character that can be viewed on www.linktone.com or mms.linktone.com. This initiative is currently being featured by mobile operator promotions in the Shanghai region.

•	“Super Boy” TV Program Cooperation. Linktone has begun providing wireless value-added services in connection with “Super Boy”, an interactive television program hosted by Shanghai Media Group. “Super Boy” is a nationwide contest for the next male pop star similar to the “SuperGirl” concept. The program is scheduled weekly, beginning in May and ending in August 2006. Linktone supports the television program with SMS and IVR services.

•	Channel Young Partnership. Linktone has also signed an exclusive partnership with Channel Young to provide wireless value-added services for a new interactive television program. The program airs daily between 4pm-6pm China Standard time, and features interactive television, games, and chartrooms.

•	Management Update. Recently, the Company appointed Mei Ping as Senior Vice President of Sales. In addition to the first quarter’s restructuring, the Company also announces the departure of Brian Xin as Vice President, Technology, Richard Xu as Senior Vice President, Operations and Liaoyan Du as Vice President, Sales.

General Wireless Market Environment Update

Following the recent announcement of new policy changes introduced by China’s mobile network operators, the Company determined that this will likely have a material negative impact on the Company’s results of operations for the remainder of 2006 principally from: (1) fewer new subscribers due to double confirmations, (2) increasing cancellation rates by existing users due to billing reminders and required positive confirmations; and (3) increased user acquisition costs.

Linktone expects in the long term that these policies will result in a fewer number of large service providers focusing on strengths in content, product and distribution. Longer term, the Company believes this will result in a better operating environment.

Key trends which Linktone has recently observed in its own business point toward a healthier marketplace in the future, and a clear potential increase in demand for wireless services by Chinese consumers due to a higher quality of service. Examples include the following:

•	Reduced customer complaints. In the past year, the number of calls received by Linktone’s call centers has risen from approximately 180,000 per month to 300,000 per month. The number of calls classified as “complaints”, “billing errors”, or “criticisms” has dropped from approximately 8% to 3%.

•	Demand for new wireless services by Chinese consumers. Linktone believes that there is a long-term trend upwards in the demand for Chinese wireless services, especially those representing the next product cycle. Linktone has seen consistent increases in user participation of interactive television services, growth in Java gaming including popular international titles such as “Counterstrike” and increased content usage rates by wireless customers in China.

•	New marketing channels. Linktone sees a wide scope for new marketing channels via satellite, provincial, and city television. By way of example, Linktone currently runs approximately 450 hours of interactive television programming per month directly marketing services to consumers in a televised, entertainment-oriented format.

Share Repurchase Program

On June 23, 2006, Linktone announced the completion of a $15 million stock repurchase program that had been previously implemented beginning in September 2005. The Company purchased 1,866,600 ADSs in the open market for an aggregate purchase amount of approximately $15.0 million, completing the entire share repurchase program.

In addition, the Company’s board of directors also approved a new $20 million stock repurchase program in which Linktone may repurchase up to $20 million worth of its issued and outstanding ADSs in open-market transactions on the NASDAQ Global Market. On August 7, 2006, the Company’s shareholders voted to approve the new repurchase program. The Company anticipates beginning share repurchases shortly following this release of second quarter results. The Company anticipates making repurchases for approximately 12-18 months in a manner consistent with market conditions, the Company’s corporate strategy and the interests of its shareholders.

The timing and dollar amount of repurchase transactions will be determined by the board and will be subject to Securities and Exchange Commission Rule 10b-18 requirements. Purchases during “blackout periods” under the company’s insider trading policy will be effected pursuant to Rule 10b5-1. Linktone plans to fund repurchases made under this program from available working capital. As of June 30, 2006, Linktone had 25,885,984 ADSs outstanding.

Business Outlook

For the third quarter ending September 30, 2006, Linktone expects gross revenue to be approximately $17.5-$18.5 million due to policy changes described herein. The Company also anticipates GAAP net income to decrease in the third quarter to approximately $0.02 per ADS.

REGULATORY UPDATE

The Company also announced that it is currently reviewing potential obligations in connection with the notice made public on July 27, 2006 by the Ministry of Information Industry (“MII”). Among other requirements, the notice requires companies which operate through domestic affiliate companies holding value-added telecommunications licenses to conduct self-review of their operations and report to provincial or municipal counterparts of MII by November 1, 2006.

Use of Non-GAAP Financial Measures

The reconciliation of GAAP measures with non-GAAP measures for net income and net income per fully-diluted ADS included in this press release is set forth after the attached financial statements. All diluted per-share computations for the second quarter 2006 were based on 26.6 million weighted average ADSs outstanding on a fully-diluted basis. Linktone believes that the supplemental presentation of adjusted net income and net income per fully diluted ADS calculations, excluding the effects of restructuring charges and non-cash stock-based compensation expense, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of stock-based compensation expenses or other infrequent or unusual events. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month and six-month ended June 30, 2005 and 2006 located after the financial statements.

Today’s Conference Call

As previously announced, Linktone will host a conference call to discuss second quarter 2006 financial results at 8:00 a.m. Eastern Time on August 17, 2006 (5:00 a.m. Pacific Time and 8:00 p.m. Beijing/Hong Kong Time). The dial-in number for the call is 800-219-6110 for U.S. callers and 303-262-2141 for international callers. Chief Executive Officer Michael Li and Chief Financial Officer Colin Sung will be on the call to discuss the quarterly results and highlights and to answer questions from participants.

A replay of the call will be available through August 31, 2006. To access the replay, U.S. callers should dial 800-405-2236 and enter passcode 11065271#; international callers should dial 303-590-3000 and enter the same passcode.

In addition, a live webcast of this call will be available on the Linktone web site at http://english.linktone.com/aboutus/index.html. An archived replay of the call will be available for 90 days.

About Linktone Ltd.

Linktone Ltd. is a leading provider of wireless interactive entertainment products and services in China. Linktone provides a diverse portfolio of services to wireless consumers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s own marketing channels and through the networks of the mobile operators in China Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings. Linktone categorizes China’s wireless services landscape as “MAGIC” — Music, Advanced Gaming, Graphics, Instant Messaging and Community.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: current or future changes in the policies of the PRC Ministry of Information Industry and the mobile operators in China or in the manner in which the operators enforce such policies; the risk that other changes in Chinese laws and regulations, or in application thereof by other relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Edward Liu Linktone Ltd. Tel: 86-21-6361-1583 Email: edward.liu@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)
¡¡	¡¡	¡¡
¡¡	December 31,	June 30,
	2005	2006
¡¡	(audited)	(unaudited)

Assets	¡¡	¡¡

Current assets:	¡¡	¡¡

Cash and cash equivalents	36,252,678	41,866,257

Short-term investments	41,580,530	19,959,849

Accounts receivable, net	15,945,662	19,628,544

Tax refund receivable	2,131,128	1,790,430

Deposits and other receivables	5,136,949	4,422,590

Deferred tax assets	811,014	727,945

Total current assets	101,857,961	88,395,615

¡¡	¡¡	¡¡

Investment under cost method	—	32,004

Property and equipment, net	3,565,446	3,219,549

Intangible assets	2,234,185	2,719,904

Goodwill	10,171,219	12,386,766

Deferred tax assets	1,051,469	706,665

¡¡	¡¡	¡¡

Total assets	118,880,280	107,460,503

¡¡	¡¡	¡¡

Liabilities and shareholders’ equity	¡¡	¡¡

Current liabilities:	¡¡	¡¡

Tax payable	5,898,782	3,936,098

Accrued liabilities and other payables	11,886,705	6,445,778

Deferred income	93,327	164,526

Deferred tax liabilities	881,279	626,576

Total current liabilities	18,760,093	11,172,978

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Long-term liabilities	¡¡	¡¡

Other long term liabilities	30,276	64,090

¡¡	¡¡	¡¡

Total liabilities	18,790,369	11,237,068

¡¡	¡¡	¡¡

Minority interest	—	400,516

¡¡	¡¡	¡¡

Shareholders’ equity	¡¡	¡¡

Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 257,317,900 and 258,859,840 shares issued and outstanding as of December 31, 2005 and June 30, 2006)	25,732	26,086

Additional paid-in capital	78,674,885	76,265,775

Treasury stock (0 and 2,000,000 ordinary shares outstanding as of December 31, 2005 and June 30, 2006)		(1,364,403)

Statutory reserves	2,007,776	2,007,776

Accumulated other comprehensive income (loss):	¡¡	¡¡

Unrealized loss on investment in marketable securities	(95,979)	(79,573)

Cumulative translation adjustments	822,816	1,103,256

Retained earnings	18,654,681	17,864,002

Total shareholders’ equity	100,089,911	95,822,919

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Total liabilities and shareholders’ equity	118,880,280	107,460,503

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)
¡¡		¡¡
¡¡		Three months ended		Six months ended
¡¡	June 30,	March 31,	June 30,	June 30,	June 30,
	2005	2006	2006	2005	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues	17,455,982	22,958,469	23,266,835	32,525,969	46,225,304

Business tax	(821,534)	(1,068,558)	(966,985)	(1,462,229)	(2,035,543)

Net revenues	16,634,448	21,889,911	22,299,850	31,063,740	44,189,761

Cost of services	(5,632,909)	(8,435,823)	(8,229,609)	(10,504,935)	(16,665,432)

Gross profit	11,001,539	13,454,088	14,070,241	20,558,805	27,524,329

Operating expenses:	¡¡		¡¡	¡¡	¡¡

Product development	(1,503,993)	(2,290,728)	(1,773,164)	(2,558,421)	(4,063,892)

Selling and marketing	(3,418,436)	(5,285,209)	(6,783,846)	(5,983,504)	(12,069,055)

Other general and administrative	(2,900,921)	(3,728,699)	(2,736,346)	(5,874,824)	(6,465,045)

Total operating expenses	(7,823,350)	(11,304,636)	(11,293,356)	(14,416,749)	(22,597,992)

Income from operations	3,178,189	2,149,452	2,776,885	6,142,056	4,926,337

Interest income	422,381	512,665	476,444	991,751	989,109

Other income	349,560	250,899	370,992	440,608	621,891

Income before tax	3,950,130	2,913,016	3,624,321	7,574,415	6,537,337

Income tax expense	(223,832)	(560,374)	(478,469)	(643,837)	(1,038,843)

Minority interest	-	(14,546)	(57,554)	-	(72,100)

Net income	3,726,298	2,338,096	3,088,298	6,930,578	5,426,394

Other comprehensive income/(loss):	46,419	218,045	78,801	(113,994)	296,846

Comprehensive income	3,772,717	2,556,141	3,167,099	6,816,584	5,723,240

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—
Earning per share:	¡¡		¡¡	¡¡	¡¡

Basic	0.01	0.01	0.01	0.03	0.02

Diluted	0.01	0.01	0.01	0.03	0.02

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—
Earning per ADS:	¡¡		¡¡	¡¡	¡¡

Basic	0.14	0.09	0.12	0.27	0.21

Diluted	0.14	0.09	0.12	0.25	0.20

¡¡	¡¡		¡¡	¡¡	¡¡
—
Weighted average shares:	¡¡		¡¡	¡¡	¡¡

Basic	257,140,443	258,013,901	262,413,947	255,738,674	260,226,079

Diluted	274,993,651	272,777,951	265,785,127	272,704,973	269,293,694

¡¡	¡¡		¡¡	¡¡	¡¡
—
Weighted average ADSs:	¡¡		¡¡	¡¡	¡¡

Basic	25,714,044	25,801,390	26,241,395	25,573,867	26,022,608

Diluted	27,499,365	27,277,795	26,578,513	27,270,497	26,929,369

LINKTONE LTD.
NON-GAAP RECONCILIATION
(In U.S. dollars, except share data)
¡¡	¡¡
¡¡	Three months ended			Six months ended
¡¡	June 30, 2005	March 31, 2006	June 30, 2006	June 30, 2005	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
¡¡	¡¡		¡¡	¡¡	¡¡

Net income	3,726,298	2,338,096	3,088,298	6,930,578	5,426,394

Restructuring charges	—	885,808	—	—	885,808

Stock based compensation expense	534,147	311,129	372,382	1,068,196	683,511

Adjusted net income	4,260,445	3,535,033	3,460,680	7,998,774	6,995,713

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Non-GAAP diluted earnings per share	0.02	0.01	0.01	0.03	0.03

Non-GAAP diluted earnings per ADS	0.15	0.13	0.13	0.29	0.26

Number of shares used in diluted per-share calculation	274,993,651	272,777,951	265,785,127	272,704,973	269,293,694

Number of ADSs used in diluted per-share calculation	27,499,365	27,277,795	26,578,513	27,270,497	26,929,369